UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13G

(Amendment No. 3)*

Criteo S.A.
(Name of Issuer)

Ordinary Shares, €0.025 nominal value per share
(Title of Class of Securities)

226718104
(CUSIP Number)

March 5, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,086,751 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,086,751 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,751

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 198,074 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 198,074 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,074

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP (Series 2007, 2009, 2010)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,075 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 33,075 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,075

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,317,900 (A)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,317,900 (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP (Series 2011, 2012)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,935 (B)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,935 (B)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.003%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Growth I (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 371,662 (B)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 371,662 (B)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,662

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,967 (B)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,967 (B)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,967

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Growth Associates I Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 386,564 (B)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 386,564 (B)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,564

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 10 of 18 Pages

Item 1.	(a)	Name of Issuer:

Criteo S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

32 Rue Blance 75009 Paris, France

Item 2.	(a)	Name of Persons Filing:

(i) Index Ventures IV (Jersey) LP
(ii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP
(iii) Yucca (Jersey) SLP, in respect of Yucca Initial Series
(iv) Index Venture Associates IV Limited
(v) Yucca (Jersey) SLP, in respect of Yucca Subsequent Series
(vi) Index Ventures Growth I (Jersey) L.P.
(vii) Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
(viii) Index Venture Growth Associates I Limited

	(b)	Address of Principal Business Office:

(i) 44 Esplanade, St Helier, JE4 9WG
(ii) 44 Esplanade, St Helier, JE4 9WG
(iii) No. 1 Seaton Place, St. Helier, JE4 8YJ
(iv) 44 Esplanade, St Helier, JE4 9WG
(v) No. 1 Seaton Place, St. Helier, JE4 8YJ
(vi) No. 1 Seaton Place, St. Helier, JE4 8YJ
(vii) No. 1 Seaton Place, St. Helier, JE4 8YJ
(viii) No. 1 Seaton Place, St. Helier, JE4 8YJ

	(c)	Citizenship:

(i) Jersey, Channel Islands
(ii) Jersey, Channel Islands
(iii) Jersey, Channel Islands
(iv) Jersey, Channel Islands
(v) Jersey, Channel Islands
(vi) Jersey, Channel Islands
(vii) Jersey, Channel Islands
(viii) Jersey, Channel Islands

	(d)	Title of Class of Securities:

Ordinary shares, €0.025 nominal value per share

	(e)	CUSIP Number:

226718104

CUSIP No. 226718104	13G	Page 11 of 18 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[ ]	Broker or dealer registered under Section 15 of the Act;

	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	[ ]	A non-U.S. institution in accordance with Section 240.240.13d–1(b)(1)(ii)(J);

	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 226718104	13G	Page 12 of 18 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of March 31, 2015 and the ownership percentages are based on 59,205,000 ordinary shares outstanding as of January 16, 2015, which was the last public announcement of Criteo of its total outstanding shares.

(A) Index Ventures IV (Jersey) LP (“Index Ventures IV”) is the record owner of 2,086,751 ordinary shares and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel” and together with Index Ventures IV, the “Index Core Funds”) is the record owner of 198,074 ordinary shares. As the managing general partner of the Index Core Funds, Index Venture Associates IV Limited (“Index Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index Core Funds.

Yucca (Jersey) SLP (Series 2007, 2009, 2010) (“Yucca Initial Series”) is the owner of record of 33,075 ordinary shares held in the co-investment vehicle that is contractually required to mirror the Index Core Funds’ investments. As a result, Index Limited may be deemed to have shared dispositive and shared voting power over Yucca Initial Series’ shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Index Core Funds.

(B) Yucca (Jersey) SLP (Series 2011, 2012) (“Yucca Subsequent Series”) is the record owner of 1,935 ordinary shares. Index Ventures Growth I (Jersey) L.P. (“Index Ventures Growth I”) is the record owner of 371,662 ordinary shares and Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures Growth I Parallel” and together with Index Ventures Growth I, the “Index Growth Funds”) is the record owner of 12,967 ordinary shares.

As the managing general partner of the Index Growth Funds, Index Venture Growth Associates I Limited (“Index Growth Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index Growth Funds. The Index Growth Funds may be considered under common control with the Index Core Funds by virtue of certain disposition arrangements with respect to the sale of Criteo shares (and ADS’s in respect of the shares). Each of the Index Growth Funds is a filing party to this Schedule 13G. By virtue of the selling arrangements described above, Index Limited may be deemed to have shared dispositive power (but not voting power) over the shares owned by Index Growth Funds.

Yucca Subsequent Series is held in the co-investment vehicle that is contractually required to mirror the Index Growth Funds’ investment. As a result, Index Growth Limited may be deemed to have shared dispositive power and shared voting power over Yucca Subsequent Series’ shares by virtue of its shared dispositive power over and shared voting power over the shares owned by Index Growth Funds.

CUSIP No. 226718104	13G	Page 13 of 18 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

(i) Index Ventures IV (Jersey) LP

(ii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP

(iii) Yucca (Jersey) SLP, in respect of Yucca Initial Series

(iv) Index Venture Associates IV Limited

(v) Yucca (Jersey) SLP, in respect of Yucca Subsequent Series

(vi) Index Ventures Growth I (Jersey) L.P.

(vii) Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.

(viii) Index Venture Growth Associates I Limited

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 226718104	13G	Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2015

INDEX VENTURES IV (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

YUCCA (JERSEY) SLP, IN RESPECT OF YUCCA (JERSEY) SLP
(SERIES 2007, 2009, 2010)

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment
Scheme

By: /s/ Edward Thorogood

Name:  Edward Thorogood

Title: Authorized Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Authorized Signatory

CUSIP No. 226718104	13G	Page 15 of 18 Pages

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

YUCCA (JERSEY) SLP, IN RESPECT OF YUCCA (JERSEY) SLP
(SERIES 2011, 2012)

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment
Scheme

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Authorized Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Authorized Signatory

INDEX VENTURES GROWTH I (JERSEY) LP

By: /s/   Ian Henderson

Name:   Ian Henderson

Title:  Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I (Jersey) LP

INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR
FUND (JERSEY) LP

By: /s/   Ian Henderson

Name:   Ian Henderson

Title:     Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE GROWTH ASSOCIATES I LIMITED By: /s/ Ian Henderson Name: Ian Henderson Title: Director

CUSIP No. 226718104	13G	Page 16 of 18 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: April 10, 2015

INDEX VENTURES IV (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

YUCCA (JERSEY) SLP, IN RESPECT OF YUCCA (JERSEY) SLP
(SERIES 2007, 2009, 2010)

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment
Scheme

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Authorized Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Authorized Signatory

CUSIP No. 226718104	13G	Page 17 of 18 Pages

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

YUCCA (JERSEY) SLP, IN RESPECT OF YUCCA (JERSEY) SLP
(SERIES 2011, 2012)

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment
Scheme

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Authorized Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Authorized Signatory

INDEX VENTURES GROWTH I (JERSEY) LP

By: /s/   Ian Henderson

Name:   Ian Henderson

Title:  Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I (Jersey) LP

INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR
FUND (JERSEY) LP

By: /s/   Ian Henderson

Name:   Ian Henderson

Title:     Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE GROWTH ASSOCIATES I LIMITED By: /s/ Ian Henderson Name: Ian Henderson Title: Director

CUSIP No. 226718104	13G	Page 18 of 18 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures IV (Jersey) LP (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel”), Yucca Jersey SLP (Series 2007, 2009, 2010) (“Yucca Initial Series”), Yucca Jersey SLP (Series 2011, 2012) (“Yucca Subsequent Series”), Index Ventures Growth I (Jersey) L.P. (“Index Ventures Growth I”), Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures Growth I Parallel”), Index Venture Associates IV Limited (“Index Limited”) and Index Venture Growth Associates I Limited (“Index Growth Limited”) are filing this statement on Schedule 13G as a group.

Index Ventures IV is a Jersey (Channel Islands) partnership. Its managing general partner is Index Limited.

Index Ventures IV Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index Limited.

Yucca Initial Series is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index Limited.

Yucca Subsequent Series is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index Limited.

Index Ventures Growth I is a Jersey (Channel Islands) partnership. Its managing general partner is Index Growth Limited.

Index Ventures Growth I Parallel is a Jersey (Channel Islands partnership. Its managing general partner is Index Growth Limited.

Index Growth Limited is a Jersey (Channel Islands) private limited company.